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                                                                    EXHIBIT 99.1

                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


FOR IMMEDIATE RELEASE: July 12, 2004

For More Information Contact:
         Michael Serruya, Co-Chairman
         CoolBrands International Inc.
         Email Address: mserruya@coolbrandsinc.com
         Telephone: (905) 479-8762

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                     COOLBRANDS ACQUIRES DISTRIBUTION ASSETS
                                  FROM PARMALAT

               DSD Distribution Assets In Southeastern U.S. Add To
             The System CoolBrands Acquired From Nestle In July 2003

CoolBrands International Inc. (TSX: COB.A) announced today that it has acquired from Parmalat the Kinnet Dairy DSD ice cream distribution business located primarily in the State of Georgia, with additional distribution coverage in areas of Alabama and South Carolina.

Pursuant to the transaction announced today, CoolBrands' wholly owned subsidiary, Eskimo Pie Frozen Distribution, Inc., acquired the entire Kinnet Dairy ice cream distribution business, including customer lists, route lists, delivery vehicles, trademarks and inventory, from Parmalat's subsidiary Farmland Dairies LLC for an undisclosed cash purchase price. The business and assets acquired by CoolBrands do not include any business or assets related to Parmalat's Kinnet Dairy milk business, which Parmalat continues to operate.

On July 7, 2003, CoolBrands acquired from Nestle substantially all of its distribution assets in the U.S., making CoolBrands one of only two "direct-store-door" (DSD) ice cream distribution systems with broad penetration of major markets across the U.S. in the grocery and convenience channels, including in the States of Washington, Oregon, California, Utah, Florida, Georgia, Maryland, Pennsylvania, New Jersey, Delaware and the District of Columbia.

"This acquisition expands our distribution footprint, adds operational synergies and enhances our strategic







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value as a favored vendor to retailers in the grocery and convenience channels across the Southeast region," stated CoolBrands' President and Co-Chief Executive Officer, David J. Stein. "Acquiring smaller regional systems such as Kinnet Dairy is part of our strategy of expanding and strengthening our DSD system."

About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit 'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.